Mail Stop 4561

December 3, 2008

Mr. Scott Hughes
President and Chief Executive Officer
uVuMobile, Inc.
2160 Satellite Boulevard, Suite 130
Duluth, GA 30097

> **Re:** **uVuMobile, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-26809**

Dear Mr. Hughes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant